June 30, 2021

Via Electronic Submission

Ms. Molly Kim
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Exchange LLC
Amendment No. 42 to Form 1

Dear Ms. Kim:

Enclosed for filing is Amendment No. 42 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and complete Exhibits D, I, K, M, and N pursuant to Exchange Act Rule 6a-2(b).[1]

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 42.

This Amendment No. 42 has been signed electronically and is being filed without notarization based upon relief from Commission staff and difficulties arising from COVID-19.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

L. J. Fall

Lisa J. Fall
President

cc: Johnna Dumler
Glen R. Openshaw, Esq.

Enclosures

[1] 17 C.F.R. § 240.6a-2(b).

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/30/2021	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: BOX Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110

21000482

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2235 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) 617-235-2235 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 8/26/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/30/2021 (MM/DD/YY) BOX Exchange LLC (Name of applicant)

By: L.J. Fall (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ______________________ (Notary Public)

My Commission expires _______________ County of __________________ State of ___________________________

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

BOX EXCHANGE LLC

AMENDMENT No. 42
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 42. The Form 1 application is not being modified in any respect other than to the extent set forth below.

Amendment to:

Exhibit D

Request:
For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Exhibit D is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit D as set forth below.

Response:

2020 financial information is provided for the entities set forth below. Financial information for the Exchange is included in Exhibit I. Financial information for Foreign Indirect Affiliates, as defined in Exhibit C, is not included.

1. Exhibit D-1, BOX Holdings Group LLC
2. Exhibit D-2, BOX Options Market LLC.
3. Exhibit D-3, BOX Technology LLC
4. Exhibit D-4, TMX Group Limited
5. Exhibit D-5, Bourse de Montréal Inc.
6. Exhibit D-6, MX US 1, Inc.
7. Exhibit D-7, MX US 2, Inc.

Exhibit D-1 – BOX Holdings Group LLC

BOX HOLDINGS GROUP LLC
SUMMARY CONSOLIDATED STATEMENT OF INCOME
For the twelve months ended December 31, 2020
UNAUDITED

Revenues:	
Transaction Fees	$ 27,756,218
Non-Transaction Fees	7,902,718
Technology Service Revenue	5,505,134
OPRA Revenue	2,272,482
Total Revenues	**43,436,552**
Expenses	
Personnel	18,239,086
Professional Services	10,107,927
Amortization/Depreciation	2,000,369
Data Processing & Communication	629,581
Rent & Repairs of Facilities	548,709
Office Related	325,360
Other	13,809
Total Expenses	**31,864,842**
Operating Income	**11,571,711**
Interest Income	30,000
Net Income	**$ 11,601,711**

BOX HOLDINGS GROUP LLC
SUMMARY CONSOLIDATED BALANCE SHEET
As of December 31, 2020
UNAUDITED

Assets		
Current Assets		
Cash	$	27,183,581
Accounts receivable, net		10,722,736
Deposits & prepaid expenses		1,235,623
Notes receivable (current)		1,000,000
Total Current Assets		40,141,939
Fixed Assets, net of Accumulated Depreciation		5,063,356
Total Assets	**$**	**45,205,295**
Liabilities and Members' Equity		
Current Liabilities		
Accounts payable	$	1,618,646
Accrued expenses		12,002,974
Other current liabilities		13,541
Total Current Liabilities		13,635,161
Long-Term Liabilities		
Deferred rent		283,810
Total Liabilities		**13,918,971**
Members' Equity		**31,286,324**
Total Liabilities and Members' Equity	**$**	**45,205,295**

<u>Exhibit D-2 – BOX Options Market LLC</u>

BOX Options Market LLC

Financial Statements
Year Ended December 31, 2020

BOX Options Market LLC

Financial Statements
Year Ended December 31, 2020

BOX Options Market LLC

Contents

BDO

Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110-1745

Independent Auditor's Report

Board of Directors and Member
BOX Options Market LLC
Boston, Massachusetts

Opinion

We have audited the financial statements of BOX Options Market LLC (the Company) which comprise the balance sheet as of December 31, 2020, and the related statements of statements of income and expenses, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations, changes in its member's equity, and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, BOX Options Market LLC provides an equity options market known as the "BOX Exchange", whose principal business is providing a marketplace for participants to trade options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds ("ETFs"). BOX options Market LLC provides this marketplace through a proprietary electronic trading system as well as a physical trading floor. Our audit procedures solely relate to the financial statements of BOX Options Market LLC and do not include tests to evaluate the controls over or the operating effectiveness of the BOX Exchange and its electronic trading system. Accordingly, we provide no level of assurance with respect to the BOX Exchange, its trading system or the transactions conducted through the Box Exchange. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose ofexpressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

June 18, 2021

Financial Statements

(in thousands of US Dollars)

BOX Options Market LLC

Balance Sheet

(in thousands of U.S. dollars)

December 31, 2020		
Assets		
Current Assets:		
Cash	$	18,113
Accounts receivable, net of allowance of $0		10,103
Note receivable from BOX Options Exchange LLC, bearing interest at a rate of 3%, due December 2020		1,000
Other current assets		1,151
Total Current Assets		30,367
Computer Equipment, Software and Leasehold Improvements, net		4,852
Total Assets	$	35,219
Liabilities and Member's Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$	12,694
Payable to related parties		536
Total Current Liabilities		13,230
Long-term Liabilities:		
Deferred rent		284
Total Liabilities		13,514
Member's Equity:		
Member's contributions		27,563
Contributed surplus		9,514
Accumulated dividend distributions		(82,194)
Accumulated earnings		66,822
Total Member's Equity		21,705
Total Liabilities and Member's Equity	$	35,219

See accompanying notes to financial statements.

BOX Options Market LLC

Statement of Income

(in thousands of U.S. dollars)

Year ended December 31, 2020		
Revenues:		
Transaction fees	$	27,756
Non-Transaction fees		7,903
Options Price Reporting Authority (OPRA) income		2,272
Total Revenues		37,931
Expenses:		
Professional services:		
Technical and operational		3,083
Professional Services		2,119
External IT services		2,024
Other		603
Employee costs		15,135
Depreciation and amortization		1,993
Communications and data processing		616
Rent of facilities		511
Office-related		296
Other		1
Total Expenses		26,381
Operating Income		11,550
Interest Income		30
Net Income	$	11,580

See accompanying notes to financial statements.

BOX Options Market LLC

Statement of Member's Equity

(in thousands of U.S. dollars)

	Member's Contributions	Contributed Surplus	Accumulated Distributions	Accumulated Earnings	Total Member's Equity
Balance, December 31, 2019	$ 27,563	$ 9,514	$ (65,549)	$ 55,242	$ 26,770
Net income	-	-	-	11,580	11,580
Distributions	-	-	(16,645)	-	(16,645)
Balance, December 31, 2020	$ 27,563	$ 9,514	$ (82,194)	$ 66,822	$ 21,705

See accompanying notes to financial statements.

BOX Options Market LLC

Statement of Cash Flows

(in thousands of U.S. dollars)

Year ended December 31, 2020		
Cash Provided by Operating Activities:		
Net income	$	11,580
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,993
Changes in operating assets and liabilities:		
Decrease in accounts receivable		557
Increase in other current assets		(392)
Increase in accounts payable and accrued expenses		10,668
Decrease in payable to related parties		(69)
Increase in deferred rent		188
Net cash provided by operating activities		24,525
Cash Used in Investing Activities:		
Purchase of computer equipment, software and leasehold improvements		(2,272)
Net cash used in investing activities		(2,272)
Cash Used in Financing Activities:		
Distributions		(16,645)
Net cash used in financing activities		(16,645)
Net Increase in Cash		5,608
Cash, beginning of year		12,505
Cash, end of year	$	18,113

See accompanying notes to financial statements.

1. Nature of Operations

BOX Options Market LLC ("BOX Market" or the "Company") is a Delaware limited liability company which was formed in connection with the May 2012 reorganization (the "Reorganization") of Boston Options Exchange Group LLC.

BOX Market is an equity options market whose principal business is providing a marketplace for Participants to trade options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds ("ETFs"). BOX Market includes an electronic trading system as well as a physical trading floor. BOX Market is regulated by BOX Exchange LLC, a recognized national securities exchange regulated by the U.S. Securities and Exchange Commission ("SEC").

BOX Market is a wholly owned subsidiary of BOX Holdings Group LLC ("BOX Holdings"). Substantial equity members in BOX Holdings include Bourse de Montreal Inc. ("Bourse" or "TMX") and affiliates of Interactive Brokers Group LLC ("IB"), Citadel Derivatives Group, LLC, Citigroup Financials Products Inc., and others.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Significant areas of judgment include the determination of the fair value of stock appreciation rights and the determination of the useful lives of depreciable assets. Actual results could differ from those estimates.

Cash

Cash includes amounts on deposit with banks. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

Accounts Receivable, Net

Accounts receivable consist primarily of transaction fees, non-transaction fees and the Company's share of distributable revenue receivable from the Options Price Reporting Authority ("OPRA").

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with each customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate.

Computer Equipment, Software and Leasehold Improvements

Assets consist of computer hardware, equipment, software and leasehold improvements.

BOX Market's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment and software. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, technological innovation, industry trends and changing market conditions.

All of the Company's assets are depreciated using the straight-line method and the estimated useful lives for each of the asset classes is as follows:

Assets	Period
Hardware and equipment	3 years
Trading-related software	5 years
Leasehold improvements	Minimum Lease Term

Leasehold improvements are amortized over the minimum lease term using the straight-line method. Assets are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is primarily based on expected discounted future cash flows. No impairment charges were recorded during the year ended December 31, 2020.

Appreciation Rights Plan

The Company accounts for its appreciation rights plans using the fair value method, under which the compensation cost attributable to employee awards is measured at the fair value and recognized as Employee Costs, on a tranche basis, over the vesting period of each plan, with a corresponding increase in liabilities. As the appreciation rights are settled in cash, the liability is re-measured at each reporting date and at settlement date based on the fair value of the appreciation rights. Any changes in the liability, if any, are recognized in profit or loss and any payable balance outstanding at the end of the year will be recorded and presented as part of accounts payable and accrued expenses.

Share-Based Payment Transactions

Share-based payment transactions include the VPR program initiated by BOX Holdings Group LLC for the benefit of VPR program subscribers, who are also customers of the Company. The Company is under no obligation to settle these arrangements and, therefore, accounts for them as equity-settled share-based payment transactions (contributions from BOX Holdings Group LLC), which are considered sales incentives and as such are measured at fair value each period until the customer's performance obligation is complete. This sales incentive is recognized over the vesting period as a reduction of revenue. This program ended on December 31, 2019.

Revenue Recognition

In 2019, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASC 606"). In accordance with this revenue standard, the Company uses the 5-step approach to analyze all sources of revenue to identify revenue from contracts with customers, which includes transaction fees, OPRA revenue, connectivity fees, port fees and participant fees. Additionally, the company recognizes revenue from interest and other income that is not associated with contracts with customers.

To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) performance obligations are satisfied.

Transaction Fees

Transaction fees are charged to registered market participants on a per trade basis for various types and combinations of trades that are matched and executed through either the Company's proprietary electronic exchange and/or physical open outcry trading floor. The performance obligation for transaction fees is the execution and settlement of trades matched on the Company's exchange. The performance obligation is met at a point in time when transactions are executed, and revenue related to such services are recognized at a point in time. Payment is billed and received within three to five business days after the end of each billing cycle.

Connectivity Fees

In order to participate in the Company's proprietary trading system, each customer is required to set up and maintain one or multiple physical connections to the Company's servers. Connectivity fees are based on the connection type(s) maintained by each customer. The performance obligation for connectivity fees is the Company providing connections to the Company's network as specified by the customer. The performance obligation is met over a monthly period in which the associated services are made available using the output method based on time elapsed and revenue for such services is recognized over time. This performance obligation is satisfied each month and the associated revenue is billed and collected within three to five business days after the end of each month.

Port Fees

The Company provides certain types of internal networking connections within the Company's network that allow participants to access different trading applications and services within the BOX network. Port fees are charged to each participant based on the type and number of ports that the participant is credentialed for. The performance obligation for port fees is the Company providing the requested port connections to the Company's network as specified by the customer. The performance obligation is met over a monthly period in which the associated services are made available using the output method based on time elapsed and revenue for such services is recognized over time. This performance obligation is satisfied each month and the associated revenue is billed and collected within three to five business days after the end of each month.

(in thousands of U.S. dollars,)

Participant Fees

The Company charges certain fees to registered participants including one-time initiation fees and monthly recurring charges for being a registered participant for the Company's electronic exchange or the trade floor. The performance obligation for participant fees is the Company providing access to the customer to trade on the Company's platform. The performance obligation is met over a monthly period in which the associated services are made available using the output method based on time as the customer simultaneously receives and consumes the benefits provided and revenue for such services is recognized over time. This performance obligation is satisfied each month and the associated revenue is billed and collected within three to five business days after the end of each month.

OPRA Revenue

The Options Price Reporting Authority ("OPRA") is a consortium of registered exchanges that compiles and sells trade and market data to third parties. The Company provides OPRA with real-time market data in accordance with the terms of the OPRA Agreement. The performance obligation for OPRA revenue is the Company providing accurate and timely market data to OPRA. The performance obligation is met over a monthly period in which the associated services are made available using the output method based on time as the customer simultaneously receives and consumes the benefits provided and revenue for such services is recognized over time. This performance obligation is satisfied each month and the associated revenue is billed and collected within three to five business days after the end of each month.

Refer to Footnote 5 for additional information.

Accounting Pronouncements Not Yet Adopted

New Lease Accounting Standard - (ASU) 2016-02

ASU 2016-02, Leases (Topic 842) (ASU 2016-02), is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. ASU 2016-02 requires a lessee to recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. Early adoption is permitted. In July 2018, the FASB issued ASU 2018-10, "Codification Improvements to Topic 842, Leases," which affects certain aspects of the guidance issued in the amendments in ASU 2016-02, "Leases." The FASB further issued ASU 2018-11, "Leases (Topic 842): Targeted Improvements," in July 2018, which provides entities with an additional (and optional) transition method to adopt the new leases standard. On May 20, 2020, the FASB approved the deferral of the adoption of this standard for private entities to periods beginning after December 15, 2021. Early adoption is permitted for all entities. The Company is currently evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures.

The remainder of this page intentionally left blank.

(in thousands of U.S. dollars,)

3. Computer Equipment, Software and Leasehold Improvements

Computer equipment, software and leasehold improvements as at December 31, 2020 consisted of:

December 31, 2020		
Computer software	$	48,812
Computer equipment		19,279
Leasehold improvements		1,828
Accumulated depreciation and amortization		(65,067)
	$	4,852

For the year ended December 31, 2020, BOX Market capitalized software development, hardware and leasehold improvement costs of $2,272 ($1,077 from related parties). These transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties as per the respective Technical and Operational Services Agreement (see Note 5) with each entity.

Aggregate depreciation and amortization expense related to computer equipment, software and leasehold improvements was $1,993 in 2020.

4. Income Taxes

The Company is a single member limited liability company wholly-owned by BOX Holdings and is treated as a disregarded entity for income tax purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. The Company is subject to certain entity-level taxes in some states, the amount of which is immaterial. Accordingly, the Company has not provided for federal or state income taxes.

In accordance with Accounting Standards Codification ("ASC") Topic 740, a tax position is a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes estimated interest, penalties and income taxes related to uncertain tax positions in income tax expense. As of December 31, 2020, the Company determined that it had no material uncertain tax positions. As a result, the Company had no accrual or provision for uncertain tax positions as of December 31, 2020. The Company's income tax returns are generally open for examination by U.S. federal and state taxing authorities. The Company is not currently under examination by any U.S. federal or state income taxing authority. As of December 31, 2020, the tax years that remain subject to examination by major tax jurisdiction under the statute of limitations is 2017, 2018, 2019 and 2020. On December 22, 2017, H.R. 1, the Tax Act, was enacted by the U.S. government. The Tax Act includes significant changes to the Internal Revenue Code of 1986 that changed the taxation of business entities. These changes did not result in a significant impact on the Company.

(in thousands of U.S. dollars,)

5. Revenues from Contracts with Customers

The Company's revenues come from five separately identifiable streams. Revenues from contracts with customers includes transactions fees, OPRA revenue and monthly recurring charges including connectivity fees, port fees and participant fees. Additionally, the Company recognizes revenue from interest and other income that are not associated with contracts with customers.

The following table presents the Company's total revenues separated for the Company's revenue from contracts with customers and the Company's other sources of revenue:

Year ended December 31, 2020		
Revenue from Contracts with Customers:		
Transaction fees	$	27,756
OPRA revenue		2,272
Connectivity fees		5,060
Port fees		1,281
Participant fees		1,562
Total Revenue from Contracts with Customers		37,931
Other Sources of Revenue:		
Interest		30
Total Revenue from Other Sources		30
Total Revenue	$	37,961

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for promised services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

(in thousands of U.S. dollars,)

Disaggregation of Revenue

The following tables discloses the company's revenue from contacts with customers disaggregated by the timing of the transfer of services.

Year ended December 31, 2020		
Revenue Recognized at a Point in Time:		
Transaction fees	$	27,756
Total Revenue Recognized at a Point in Time		27,756
Revenue Recognized Over Time:		
OPRA revenue		2,272
Connectivity fees		5,060
Port fees		1,281
Participant fees		1,562
Total Revenue Recognized Over Time	$	10,175

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

The Company does have any revenues with performance obligations that extend for more than three months. As such, there is no allocation related to unsatisfied or partially unsatisfied performance obligations.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (contract liability) until the performance obligations are satisfied.

The Company had receivables related to revenues from contracts with customers of $5,067 as of December 31, 2020. The Company recognized $0 impairment related to these receivables during the year ended December 31, 2020. The Company had receivables related to revenues from contracts with customers of $2,257 as of December 31, 2019.

The Company had no deferred revenue at December 31, 2020.

Contract Costs

The Company does not capitalize any costs to fulfill contracts associated with any of the revenue streams.

(in thousands of U.S. dollars,)

6. Commitments and Contracts

Commitments

In October 2020, the Company entered into a ten-year operating lease agreement with BT Property LLC for space to accommodate the Chicago Trading Floor beginning in April 2021. The Company was offered an inducement as part of the agreement, which will be amortized over the minimum lease term using the straight-line method. The lease term ends on March 31, 2031.

In June 2019, BOX Options Market LLC entered into an eleven-year operating lease agreement with BT Property LLC for space to accommodate the Chicago office staff and the Trading Floor. The Company was offered an inducement as part of the agreement, which is being amortized over the minimum lease term using the straight-line method. The lease term ends on March 31, 2031.

In May 2011, BOX Market relocated to a new office location in Chicago and entered into a ten-year operating lease agreement. BOX Market was offered an inducement as part of the agreement. The incentive is being amortized over the minimum lease term using the straight-line method. The lease term ends on November 30, 2021.

Aggregate future minimum rentals for the leased office spaces as at December 31, 2020 are as follows:

Years ending December 31,		
2021	$	359
2022		484
2023		558
2024		569
2025 and thereafter		3,824
	$	5,794

Contracts

BOX Market has entered into agreements with related parties TMX, BOX Technology LLC ("Box Technology") and BOX Exchange LLC ("BOX Exchange") to provide certain technical, operational, regulatory and administrative support which includes:

(i) A Technical and Operational Services Agreement ("TOSA") with TMX to provide BOX Market with certain services to support the Company's network and proprietary Trading Platform. These services include but are not limited to software development, computer hardware and equipment acquisition and installation, support and maintenance services, data transmission services and other services. Operational costs are based on an agreed upon annual budget, although additional development and services requested shall be charged at the agreed upon development rate. All rates are revised on a yearly basis. The term of the agreement is for the period ending December 31, 2019. In February 2019, BOX Market and TMX came to an agreement to terminate TOSA and transition the related services and support to BOX Technology. The transition was initiated in March 2019 and was completed in June 2020.

(in thousands of U.S. dollars,)

(ii) A Technical and Operational Services Agreement ("TOSA") with BOX Technology to provide the Company with certain software maintenance and development services, computer hardware and equipment, and support/maintenance for certain data transmissions and other services. Operational costs shall be based on an agreed upon annual budget. Any additional developments and services requested shall be charged at the agreed upon development rate. All rates are revised on a yearly basis. The term of the agreement is for the period ending December 31, 2020 and renewed through 2021.

(iii) A Facility Agreement with BOX Exchange LLC ("Exchange") to provide BOX Market with a Self-Regulatory Organization "SRO" structure and ongoing oversight of the market operations and regulatory functions of BOX Market was entered into on October 1, 2011. This agreement was mutually terminated as of December 31, 2018 and replaced by an Administrative Services Agreement ("ASA") effective January 1, 2019 for Exchange to provide certain regulatory, administrative and support services to BOX Market. Pursuant to this agreement, Exchange manages the Company's billing function and is entitled to collect all revenues generated by BOX Market's operations as well as any fines, fees and disgorgements due the Company. Additionally, any and all payments collected by Exchange may be used at Exchange's sole discretion, as is any cash distributed to BOX Market.

In the event Exchange, at any time, does not hold sufficient funds to meet all regulatory requirements, BOX Market shall reimburse Exchange for all such costs and expenses upon request. Additionally, Exchange shall reimburse BOX Market for costs and expenses incurred by the Company for regulatory purposes. This agreement will remain in effect until May 10, 2032, or 180 days after the Company is no longer a registered securities exchange.

(iv) The company has an Administrative Service Agreement ("ASA") with Box Exchange for Box Exchange to provide certain support services to Box Market, including accounting/finance, legal, human resources, communications and administrative support.

7. Related-Party Transactions

The financial statements reflect the capital contributions of cash and/or services by all equity members of BOX Market as specified in BOX Market's Amended and Restated Operating Agreement (the "Agreement") dated January 26, 2005.

In accordance with the terms of the Technical and Operational Services Agreement with TMX referred to in Note 6, the Company incurred professional fees for software maintenance and development with TMX of approximately $1,296 in 2020. Amounts owed to TMX as at December 31, 2020 was $0. These amounts are reflected as payable to related parties on the balance sheet.

In accordance with the terms of the Technical and Operational Services Agreement with BOX Technology referred to in Note 6, the Company incurred professional fees for software maintenance and development with related parties of approximately $3,451 in 2020. Amounts owed to BOX Technology LLC as at December 31, 2020 was approximately $155. These amounts are reflected as payable to related parties on the balance sheet.

In accordance with the terms of the Administrative Services Agreement ("ASA") with BOX Exchange, referred to in Note 6, the Company reimbursed BOX Exchange $736 for expenses paid on its behalf in 2020. The amount owed to BOX Exchange as at December 31, 2020 was $103, which is reflected as "payable to related parties" on the balance sheet. See Note 6

(in thousands of U.S. dollars,)

Aragon Solutions owns equity units of BOX Holdings LLC and provides Consulting services to the Company. In 2020, Aragon Solutions received a total of $258 for consulting services. The Company owed Aragon Solutions $21 as of December 31, 2020.

The $1 million note receivable from BOX Exchange was renewed for one year and is due on December 31, 2021.

In 2020 the Company paid $0 to BOX Digital Markets LLC (a subsidiary of BOX Holdings Group LLC) and there was $6 payable to BOX Digital Markets LLC as at 12/31/2020.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties.

8. Members' Equity

BOX Options Market LLC is a single member LLC, wholly-owned by BOX Holdings Group LLC, and has no units outstanding. There were no changes in units during the year.

9. Fair Value Measurements

The Company does not own any assets that require Fair Value analysis, however the Company uses a measurement of fair value in calculations related to the Executive Rights plans ("Appreciation Rights Plan"), which requires the use of Fair Value measurements according to guidance in Codification Topic 820, Fair Value Measurement and Disclosures. See Note 11.

10. Concentration of Credit Risk

Approximately 94% of the revenues generated by the Company for the year ended December 31, 2020 were generated by ten approved participants.

11. Appreciation Rights Plan

Executive Rights Plan ("Executive Plan")

In April 2015, BOX Market adopted an Executive Rights Plan pursuant to which certain key executive members of BOX Market were granted appreciation rights. The appreciation right entitles the participants to receive from BOX Market a cash payment no later than February 14 of each year beginning with February 14, 2016. The appreciation right, with respect to each plan participant for each year shall be determined by multiplying such plan participant's award percentage by the incremental difference, if any, obtained by subtracting the greater of (1) the enterprise value as of January 1 of the prior year or (2) the enterprise value as of January 1, 2015 from the enterprise value as of January 1 of the calculation year.

The appreciation rights vest in three equal tranches each year over three years from January 1, 2015. As of January 1, 2018, the appreciation rights were fully vested.

The measurement of the fair value of the appreciation rights issued under the Executive Rights Plan resulted in a compensation expense of $10,655 for the year ended December 31, 2020.

(in thousands of U.S. dollars,)

The Executive Plan rights do not have a strike price and the fair value of these rights as of 12/31/2020 is $10,812.

In accordance with US GAAP, the enterprise value used in the calculation of BOX's appreciation rights was estimated at the end of the year on a weighted average basis using a combination of income approach and market approach The weighted average assumptions used in the calculation are provided in the following table as at December 31, 2020.

BOX Market uses the expected term up to the respective vesting date. Since the Company's member units are not publicly traded and its shares are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury 3-year note rate. The fair value per member unit was calculated based on enterprise value as calculated using a discounted cash flow model.

Key Value Assumptions	2020
Discount Rate (Weighted Average Cost of Capital)	7.9%
Terminal Growth Rate	1.5%
Expected Dividend Yield	0.0%
Expected volatility	30.0%
Expected term (years)	0.0
Risk-free interest rate	2.50%
EBITDA Multiple	23.0x

As of December 31, 2020, the Executive Rights Plan was entitled to a distribution equal to 4.34% of Company's distributions to its parent.

12. Impact of COVID -19

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The Company experienced office closures in both Boston and Chicago, and company personnel were able to work remotely during these closures. Policies, procedures, and necessary safeguards were put in place to comply with recommended guidelines and to ensure the safety of employees. The volatility created by COVID-19 resulted in an increase in company's revenue during 2020. Given the continuing evolution of the COVID-19 outbreak and the global responses to curb its spread, the company is unable to estimate the effects of COVID-19 outbreak on the results of its operations, financial condition or liquidity for fiscal year 2021. The length and gravity of the impact, if any, of the pandemic on the Company's results of future operations, financial position, and liquidity in future reporting periods is uncertain.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was signed into law in response to the COVID-19 pandemic. The CARES Act includes many measures to provide relief to companies. The Company continues to operate without federal or state aid.

13. Subsequent Events

The Company has evaluated subsequent events through June 18, 2021, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in the financial statements other than noted below.

In March 2021, the Company made a distribution to its sole member of $10,829.

In March 2021, in conjunction with the dividends declared by the Company's board, $470 of expense was recorded related to payments under the Executive Rights Plans.

Exhibit D-3 – BOX Technology LLC

BOX TECHNOLOGY LLC

CONSOLIDATED STATEMENT OF INCOME & EXPENSE

For the 12 Months Ended December 31, 2020

Draft - Unaudited

REVENUES		**YTD Dec. 31, 2020**
Service Revenue - BOX IT	$	5,383,236
Interest & Other Income		-
TOTAL REVENUES	**$**	**5,383,236**
OPERATING EXPENSES		
Professional Services	$	2,211,087
Personnel		2,991,524
Amortization/Depreciation		2,310
Office Related		3,839
TOTAL OPERATING EXPENSES	**$**	**5,208,760**
NET INCOME / (LOSS)	**$**	**174,476**

BOX TECHNOLOGY LLC
STATEMENT OF FINANCIAL POSITION
As of December 31, 2020
Draft - Unaudited

ASSETS		**Dec. 31, 2019**
Current Assets		
Cash & cash equivalents	$	535,651
Accounts receivable, net		539,007
Deposits & prepaid expenses		80,321
Total Current Assets		**1,154,979**
Total Fixed Assets, net		**203,068**
TOTAL ASSETS	**$**	**1,358,047**
LIABILITIES		
Current Liabilities		
Accounts payable & accrued expenses	$	257,567
Other current liabilities		-
Total Current Liabilities		**257,567**
Total Long Term Liabilities		**-**
TOTAL LIABILITIES	**$**	**257,567**
TOTAL MEMBERS' EQUITY	**$**	**1,100,480**
TOTAL LIABILITIES + MEMBERS' EQUITY	**$**	**1,358,047**

Exhibit D-4 – TMX Group Limited

Non-Consolidated Financial Statements of

TMX GROUP LIMITED

Years ended December 31, 2020 and 2019

(in thousands of Canadian dollars)

(unaudited)

TMX GROUP LIMITED

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

		December 31, 2020		December 31, 2019
Assets				
Current assets:				
Cash and cash equivalents	**$**	**38,305**	$	8,217
Other receivables		**2,075**		238
Prepaid expenses		**159**		129
Due from related parties		**1,951**		1,261
Current income tax assets		**14**		13
		42,504		9,858
Non-current assets:				
Other non-current assets		**59**		151
Investment in Shorcan Digital Currency Network Inc.		**15,625**		1,000
Investment in The Canadian Depository for Securities Limited		**177,622**		177,622
Investment in Montreal Exchange Inc.		**914,690**		914,690
Investment in Shorcan Brokers Limited		**52,004**		52,004
Investment in TMX Group US Inc.		**21,761**		21,761
Investment in TSX Inc.		**2,386,167**		2,386,167
Investment in TSX Trust Company		**87,720**		87,720
Investment in Trayport Holdings Limited		**968,092**		968,092
Investment in Alpha Exchange Inc.		**170,900**		170,900
Investment in TMX Exchange Services Limited		**1,000**		1,000
Investment in 2549283 Ontario Inc.		**12,574**		12,574
Term loan receivable from TSX Inc.		**650,000**		650,000
Term loan receivable from Montreal Exchange Inc.		**150,000**		150,000
Deferred income tax assets		**7,574**		10,719
Total Assets	**$**	**5,658,292**	$	5,614,258
Liabilities and Equity				
Current liabilities:				
Trade and other payables	**$**	**7,020**	$	4,669
Commercial paper		**159,984**		239,638
Due to related parties		**1,156**		1,138
Provisions		**64**		208
Demand loan payable to TSX Inc.		**134,300**		165,800
Demand loan payable to Montreal Exchange Inc.		**37,000**		25,000
Demand loan payable to Shorcan Brokers Limited		**3,000**		5,000
Demand loan payable to TSX Venture Exchange Inc.		**47,900**		31,200
Demand loan payable to Corporation Canadienne de Compensation de Produits Derives		**9,500**		10,500
Demand loan payable to Alpha Exchange Inc.		**14,000**		11,800
Demand loans payable to Canadian Depository for Securities Limited		**-**		6,200
Note payable to CDS Clearing and Depository Services Inc.		**32,500**		21,500
Current income tax liabilities		**296**		45
		446,720		522,698
Non-current liabilities:				
Debentures		**747,458**		747,106
Term loan payable to 2549283 Ontario Inc.		**850,000**		850,000
Total Liabilities		**2,044,178**		2,119,804
Equity:				
Share capital		**2,943,565**		2,965,083
Contributed surplus		**1,735,168**		1,736,206
Deficit		**(1,064,619)**		(1,206,835)
Total Equity		**3,614,114**		3,494,454
Total Liabilities and Equity	**$**	**5,658,292**	$	5,614,258

TMX GROUP LIMITED

Non-Consolidated Statements of Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2020	2019
Expenses:		
Information and trading systems	**$ 1**	$ 4
General and administration	**4,907**	1,073
Shared services	**(3,059)**	(1,839)
Total operating expenses (income)	**1,849**	(762)
(Loss) Income from operations	**(1,849)**	762
Other gain	**-**	2,324
Impairment charges	**-**	(18,029)
Finance income (costs):		
Finance income	**332,507**	295,353
Finance costs	**(31,476)**	(35,972)
Loss on certain derivative instruments	**-**	(41)
Net finance income	**301,031**	259,340
Income before income taxes	**299,182**	244,397
Income tax expense (recovery)	**3,396**	(949)
Net income and total comprehensive income	**$ 295,786**	$ 245,346

TMX GROUP LIMITED

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2020	2019
Common shares:		
Balance, beginning of period	**$ 2,965,083**	$ 2,938,015
Proceeds on options exercised	**31,706**	24,403
Cost of exercised options	**3,624**	2,665
Shares repurchased under normal course issuer bid	**(56,848)**	-
Balance, end of period	**2,943,565**	2,965,083
Contributed surplus - share option plan:		
Balance, beginning of period	**1,736,206**	1,736,430
Cost of exercised options	**(3,624)**	(2,665)
Cost of share option plan	**2,586**	2,441
Balance, end of period	**1,735,168**	1,736,206
(Deficit) retained earnings:		
Balance, beginning of period	**(1,206,836)**	(1,310,872)
Net income	**295,786**	245,346
Dividends to equity holders	**(153,569)**	(141,309)
Balance, end of period	**(1,064,619)**	(1,206,835)
Total equity, end of period	**$ 3,614,114**	$ 3,494,454

TMX GROUP LIMITED

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2020	2019
Cash flows from (used in) operating activities:		
Income before income taxes	$ 299,182	$ 244,397
Adjustments to determine net cash flows:		
Net finance income	(301,031)	(259,340)
Impairment charges	-	18,029
Other gain	-	(2,324)
Cost of share option plan	2,586	2,441
Other receivables	(1,837)	5
Prepaid expenses	(31)	(50)
Trade and other payables	2,351	(1,084)
Amounts due to and from related parties	(672)	(12,428)
Provisions	(145)	(200)
Income taxes paid	-	5,828
	403	(4,726)
Cash flows from (used in) financing activities:		
Interest paid	(31,032)	(35,440)
Net settlement on derivative instruments	-	427
Dividends paid to equity holders	(153,569)	(141,309)
Proceeds from exercised options	31,706	24,403
Shares repurchased under normal course issuer bid	(56,848)	-
Net movement of commercial paper	(79,654)	(79,897)
Demand loans payable, net	(9,800)	(3,800)
Notes payable, net	11,000	(12,500)
	(288,197)	(248,116)
Cash flows from investing activities:		
Interest received	42,593	295,353
Dividends received	289,914	-
Proceeds from sale of subsidiary	-	3,087
Investment in TSX Inc.	-	(50,000)
Investment in Trayport Holdings Limited	-	(26,488)
Investment in TSX Trust Company	-	(14,000)
Investment in Shorcan Digital Currency Network Inc.	(14,625)	(1,000)
Term loans receivable, net	-	(250,000)
Term loans payable, net	-	300,000
	317,882	256,952
Increase (decrease) in cash and cash equivalents	**30,088**	**4,110**
Cash and cash equivalents, beginning of period	8,217	4,107
Cash and cash equivalents, end of period	**$ 38,305**	**$ 8,217**

Exhibit D-5 – Bourse de Montréal Inc.

Non-Consolidated Financial Statements of

BOURSE DE MONTREAL INC.

Year ended December 31, 2020 and 2019

(in thousands of Canadian dollars)

(unaudited)

BOURSE DE MONTREAL INC.

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

		December 31, 2020		December 31, 2019
Assets				
Current assets:				
Cash and cash equivalents	**$**	**11,798**	$	10,582
Trade and other receivables		**8,745**		13,768
Prepaid expenses		**931**		588
Due from related parties		**953**		817
Demand loan receivable from TMX Group Limited		**37,000**		25,000
Current income tax assets		**3,590**		1,794
		63,017		52,549
Non-current assets:				
Goodwill and Intangible assets		**1,052,854**		1,053,792
Right-of-use assets		**10,962**		11,853
Investments in subsidiaries		**83,767**		89,017
Investment in 2549283 Ontario Inc.		**150,000**		150,000
Other non-current assets		**1,586**		1,134
Total Assets	**$**	**1,362,186**	$	1,358,345

		December 31, 2020		December 31, 2019
Liabilities and Equity				
Current liabilities:				
Trade and other payables	**$**	**8,025**	$	8,104
Due to related parties		**1,066**		1,231
Other current liabilities		**1,041**		1,131
		10,132		10,466
Non-current liabilities:				
Lease liabilities		**15,071**		15,959
Term loan payable to TMX Group Limited		**150,000**		150,000
Deferred income tax liabilities		**194,002**		193,824
Other non-current liabilities		**1,910**		1,660
Total Liabilities		**371,115**		371,909
Equity:				
Share capital		**565,507**		565,507
Contributed surplus		**660,187**		660,187
Deficit		**(234,623)**		(239,258)
Total Equity		**991,071**		986,436
Total Liabilities and Equity	**$**	**1,362,186**	$	1,358,345

...2

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2020	2019
Revenue:		
Derivatives trading	**$ 89,321**	$ 94,012
Global solutions, insights & analytics	**24,142**	22,928
Other	**360**	121
Total revenue	**113,823**	117,061
Expenses:		
Compensation and benefits	**21,025**	19,802
Information and trading systems	**2,118**	2,226
Selling, general and administration	**6,183**	8,077
Shared services	**17,737**	17,629
Depreciation and amortization	**4,941**	7,485
Total operating expenses	**52,004**	55,219
Income from operations	**61,819**	61,842
Finance income (costs):		
Finance income	**8,614**	3,287
Finance costs	**(8,465)**	(1,245)
Net finance income	**149**	2,042
Income before income taxes	**61,968**	63,884
Income tax expense	**14,708**	16,485
Net income	**$ 47,260**	$ 47,399

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Comprehensive Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,			
		2020		2019
Net income	**$**	**47,260**	$	47,399
Other comprehensive loss:				
Items that will not be reclassified to the non-consolidated income statements:				
Actuarial loss on supplementary executive retirement plan and other post-retirement benefit plans (net of taxes)		**(125)**		(128)
Total items that will not be reclassified to the non-consolidated income statements		**(125)**		(128)
Total comprehensive income	**$**	**47,135**	$	47,271

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2020	2019
Share capital:		
Balance, beginning and end of period	**$ 565,507**	$ 565,507
Contributed surplus:		
Balance, beginning and end of period	**660,187**	660,187
Deficit:		
Balance, beginning of period	**(239,258)**	(224,029)
Net income	**47,260**	47,399
Dividends on common shares	**(42,500)**	(62,500)
Actuarial losses on defined benefit pension and other post-retirement benefit plans, net of taxes	**(125)**	(128)
Balance, end of period	**(234,623)**	(239,258)
Total equity, end of period	**$ 991,071**	$ 986,436

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash flows from (used in) operating activities:		
Income before income taxes	$ **61,968**	$ 63,884
Adjustments to determine net cash flows:		
Depreciation and amortization	**4,941**	7,485
Impairment charges and write-offs	**(129)**	-
Net finance income	**(149)**	(2,042)
Employee defined benefits expense	**149**	123
Changes in:		
Trade and other receivables, and prepaid expenses	**4,680**	1,654
Amounts due to and from related parties	**(301)**	(902)
Trade and other payables	**(351)**	(3,992)
Provisions	**-**	8
Other non-current assets	**39**	38
Deferred revenue	**8**	-
Cash paid for employee defined benefits	**(69)**	(77)
Income taxes paid	**(16,281)**	(22,974)
	54,505	43,205
Cash flows (used in) from financing activities:		
Interest paid	**(8,465)**	(1,245)
Repayment of lease liabilities	**(851)**	(821)
Dividends paid to shareholder	**(42,500)**	(62,500)
Term loan payable to TMX Group Limited	**-**	150,000
	(51,816)	85,434
Cash flows (used in) from investing activities:		
Interest received	**114**	287
Dividends received	**8,500**	3,000
Return of capital from subsidiaries	**5,250**	2,774
Additions to premises and equipment	**(744)**	(68)
Additions to intangible assets	**(2,593)**	(1,204)
Investment in preferred shares of 2549283 Ontario Inc.	**-**	(150,000)
Demand loan receivable from TMX Group Limited	**(12,000)**	16,000
	(1,473)	(129,211)
Increase (decrease) in cash and cash equivalents	**1,216**	(572)
Cash and cash equivalents, beginning of period	**10,582**	11,154
Cash and cash equivalents, end of period	$ **11,798**	$ 10,582

Exhibit D-6 – MX US 1, Inc.

Non-Consolidated Financial Statements of

MX US 1, INC.

Year ended December 31, 2020 and 2019

(in thousands of US dollars)

(unaudited)

MX US 1, INC.

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31, 2020	December 31, 2019
Assets		
Current assets:		
Cash	**$ 75**	$ 77
Current income tax assets	**38**	50
	113	127
Non-current assets:		
Investment in MX US 2, Inc.	**42,723**	46,523
Deferred income tax assets	**5,999**	7,815
Total Assets	**$ 48,835**	$ 54,465
Liabilities and Equity		
Current liabilities:		
Due to related parties	**$ 24**	$ 32
Current income tax liabilities	**14**	-
Total Liabilities	**38**	32
Equity:		
Share capital	**2,508**	2,508
Contributed surplus	**120,288**	124,038
Deficit	**(73,999)**	(72,113)
Total Equity	**48,797**	54,433
Total Liabilities and Equity	**$ 48,835**	$ 54,465

MX US 1, INC.

Non-Consolidated Statements of Loss and Comprehensive Loss
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2020	2019
Revenue:		
Other	**$ 1**	$ -
Total revenue	**1**	-
Expenses:		
General and administration	**17**	41
Total operating expenses	**17**	41
Loss from operations	**(16)**	(41)
Finance income	**1**	2
Loss before income taxes	**(15)**	(39)
Income tax expense	**1,871**	1,077
Net loss and comprehensive loss	**$ (1,886)**	$ (1,116)

MX US 1, INC.

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2020	2019
Share capital		
Balance, beginning and end of period	**$ 2,508**	$ 2,508
Contributed surplus:		
Balance, beginning of period	**124,038**	126,118
Return of capital	**(3,750)**	(2,080)
Balance, end of period	**120,288**	124,038
Deficit:		
Balance, beginning of period	**(72,113)**	(70,997)
Net loss and comprehensive loss	**(1,886)**	(1,116)
Balance, end of period	**(73,999)**	(72,113)
Total equity, end of period	**$ 48,797**	$ 54,433

MX US 1, INC.

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash flows (used in) from operating activities:		
Loss before income taxes	**$ (15)**	$ (39)
Adjustments to determine net cash flows:		
Finance income	**(1)**	(2)
Changes in:		
Amounts due to and from related parties	**(9)**	14
Income taxes paid	**(28)**	(7)
	(53)	(34)
Cash flows used in financing activities:		
Return of capital	**(3,750)**	(2,080)
	(3,750)	(2,080)
Cash flows from investing activities:		
Interest received	**1**	2
Investment in commonly-controlled entities	**3,800**	2,170
	3,801	2,172
(Decrease) increase in cash	**(2)**	58
Cash, beginning of period	**77**	19
Cash, end of period	**$ 75**	$ 77

Exhibit D-7 – MX US 2, Inc.

Non-Consolidated Financial Statements of

MX US 2, INC.

Year ended December 31, 2020 and 2019

(in thousands of US dollars)

(unaudited)

MX US 2, INC.

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

		December 31, 2020		December 31, 2019
Assets				
Current assets:				
Cash	**$**	**32**	$	22
Current income tax assets		**30**		30
		62		52
Non-current assets:				
Investment in BOX Holdings Group LLC		**17,221**		17,019
Total Assets	**$**	**17,283**	$	17,071
Liabilities and Equity				
Equity:				
Share capital	**$**	**55,031**	$	55,031
Contributed surplus		**67,602**		71,402
Deficit		**(105,350)**		(109,362)
Total Equity		**17,283**		17,071
Total Liabilities and Equity	**$**	**17,283**	$	17,071

MX US 2, INC.

Non-Consolidated Statements of Income and Comprehensive Income
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2020	2019
Expenses:		
General and administration	**$ 1**	$ 1
Total operating expenses	**1**	1
Loss from operations	**(1)**	(1)
Share of net income of equity accounted investee	**4,014**	2,679
Finance income	**1**	2
Income before income taxes	**4,014**	2,680
Income tax expense	**2**	2
Net income and comprehensive income	**$ 4,012**	$ 2,678

MX US 2, INC.

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

		Year Ended December 31,		
		2020		2019
Common shares:				
Balance, beginning and end of period	**$**	**2,498**	$	2,498
Preferred shares:				
Balance, beginning and end of period		**52,533**		52,533
Share capital, beginning and end of period		**55,031**		55,031
Contributed surplus:				
Balance, beginning of period		**71,402**		73,572
Return of capital		**(3,800)**		(2,170)
Balance, end of period		**67,602**		71,402
Deficit:				
Balance, beginning of period		**(109,362)**		(112,040)
Net income and comprehensive income		**4,012**		2,678
Balance, end of period		**(105,350)**		(109,362)
Total equity, end of period	**$**	**17,283**	$	17,071

MX US 2, INC.

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2020	2019
Cash flows (used in) from operating activities:		
Income before income taxes	**$ 4,014**	$ 2,680
Adjustments to determine net cash flows:		
Finance income	**(1)**	(2)
Changes in:		
Share of net income of equity accounted investee	**(4,014)**	(2,679)
Income taxes paid	**(2)**	(2)
	(3)	(3)
Cash flows used in financing activities:		
Return of capital	**(3,800)**	(2,170)
	(3,800)	(2,170)
Cash flows from investing activities:		
Interest received	**1**	2
Dividends received	**3,812**	2,177
	3,813	2,179
Increase in cash	**10**	6
Cash, beginning of period	**22**	16
Cash, end of period	**$ 32**	$ 22

Amendment to:

Exhibit I

Request:
For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit I is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit I as set forth below.

Response:

The 2020 audited financial statements of BOX Exchange LLC are submitted as Exhibit I-1.

Exhibit I-1 – BOX Exchange LLC Financial Statements

BOX Exchange LLC

Financial Statements
December 31, 2020

BOX Exchange LLC

Financial Statements
December 31, 2020

BOX Exchange LLC

Contents

BDO

Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110-1745

Independent Auditor's Report

Board of Directors and Members
Box Exchange LLC
Boston, Massachusetts

Opinion

We have audited the financial statements of Box Exchange LLC (the Company) which comprise the balance sheet as of December 31, 2020, and the related statements of statements of income and expenses, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations, changes in its members' equity, and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, BOX Exchange LLC is the self-regulatory organization which is responsible for the operation and oversight of the equity options market known as the "BOX Exchange", whose principal business is providing a marketplace for participants to trade options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds ("ETFs"). The operations of the Box Exchange are conducted through BOX Options Market LLC. BOX Options Market LLC provides this marketplace through a proprietary electronic trading system as well as a physical trading floor. Our audit procedures solely relate to the consolidated financial statements of BOX Exchange LLC and do not include tests to evaluate the controls over or the operating effectiveness of the BOX Exchange and its electronic trading system. Accordingly, we provide no level assurance with respect to the BOX Exchange, its trading system or the transactions conducted through the Box Exchange. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose ofexpressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

May 12, 2021

Financial Statements

BOX Exchange LLC

Balance Sheet (in thousands of dollars)

December 31, 2020		
Assets		
Current Assets:		
Cash	$	1,380
Accounts receivable		7,984
Note receivable		3,346
Other current assets		3,650
Total Current Assets		16,360
Computer Equipment, Software and Leasehold Improvements (Note 3):		
Computer Equipment, Software and Leasehold Improvements, Net		2,974
Intangible Asset:		
Intangible Asset, Net		140
Right of Use Asset:		
Right of Use Asset - Operating lease, Net		3,854
Total Assets	$	23,328
Liabilities and Members' Deficit		
Current Liabilities:		
Accounts payable and accrued expenses	$	11,326
Operating lease liability, current portion		757
Note Payable to BOX Options Market LLC, Interest rate of 3%		1,000
Total Current Liabilities		13,083
Operating Lease Liability, long term portion		3,331
Deferred Compensation		2,900
Total Liabilities		19,314
Members' Equity:		
Members' contributions - 100,000 economic units issued, 83,886 outstanding		-
Members' contributions - 100,000 voting units issued, 83,886 outstanding		-
Accumulated Members' distributions		(255)
Accumulated earnings		4,269
Total Equity		4,014
Total Liabilities and Members' Equity	$	23,328

See accompanying notes to financial statements.

BOX Exchange LLC

Statement of Income and Expense (in thousands of dollars)

Year ended December 31, 2020

Income:		
Option regulatory fees	$	25,397
Administrative services & misc.		501
Fines and disgorgements		3
Total Income		25,901
Expenses:		
Professional services:		
Consulting		3,555
Other		2,819
Financial and administrative		1,119
Technical and operational		214
Employee costs		8,360
Amortization and depreciation		1,177
Rent of facilities		566
Communications and data processing		271
Other		185
Office-related		127
CAT litigation expense		109
Total Expenses		18,502
Net Income	$	7,399

See accompanying notes to financial statements.

BOX Exchange LLC

Statement of Changes in Members' Equity/(Deficit) (in thousands of dollars)

	Economic Units-Members' Contributions	Voting Units Members' Contributions	Accumulated Members' Distributions	Accumulated Earnings/ (Deficiency)	Total Members' Equity
Balance, December 31, 2019	$ -	$ -	$ (155)	$ (3,130)	$ (3,285)
Distributions	-	-	(100)	-	(100)
Net Income	-	-	-	7,399	7,399
Balance, December 31, 2020	$ -	$ -	$ (255)	$ 4,269	$ 4,014

See accompanying notes to financial statements.

BOX Exchange LLC

Statement of Cash Flows (in thousands of dollars)

Year ended December 31, 2020		
Cash Flows from Operating Activities:		
Net income	$	7,399
Adjustments to reconcile net loss to net cash provided by operating activities		
Amortization and depreciation		1,177
Non-cash compensation		818
Non-cash lease expense		707
Changes in operating assets and liabilities:		
Increase in accounts receivable		(3,889)
Increase in other current assets		(815)
Decrease in accounts payable and accrued expenses		(899)
Decrease in net lease liability		(526)
Net cash provided by operating activities		3,972
Cash Flows from Investing Activities:		
Purchase of computer equipment, software and leasehold improvement		(1,493)
Funding for note receivable		(1,634)
Net cash used in investing activities		(3,127)
Cash Flows from Financing Activities:		
Distributions		(100)
Net cash used in financing activities		(100)
Net Increase in Cash and Cash Equivalents		745
Cash, Beginning of Year		635
Cash, End of Year	$	1,380

Supplemental Cash Flow Information:

Cash paid for interest was $30 for the year ended December 31, 2020.

Non-Cash Investing and Financing Activities:

The Company acquired $41 of computer software, hardware and leasehold improvements, which were unpaid as of December 31, 2020. The company paid $18 of computer software, hardware and leasehold improvements, which were unpaid as of December 31, 2019 during 2020.

Additions to ROU assets obtained from new operating lease liabilities was $3,526 for the year ended December 31, 2020.

See accompanying notes to financial statements.

1. Nature of Operations

BOX Exchange LLC (the "Company"), a Delaware limited liability company, was formed on August 26, 2010 and was approved by the U.S. Securities and Exchange Commission as a registered national securities exchange on April 27, 2012. Effective May 13, 2012, the Company is the self-regulatory organization ("SRO") which is responsible for the operation and oversight of its facility, BOX Options Market LLC ("BOX Market"). BOX Market is an electronic market whose principal business is providing a marketplace for trading options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds. The members of the Company include affiliates of MX US 2 Inc. ("TMX"), IB Exchange Corp ("IAB"), Citigroup Financial Products Inc., Citadel Securities, LLC, UBS Americas Inc. (USA), Credit Suisse First Boston Next Fund Inc., LabMorgan Corp., and Aragon Solutions Ltd. As the self-regulatory organization responsible for the oversight of the BOX Market, the Company has the right to receive all transaction fees charged to participants and use such fees for regulatory purposes, should its own Options Regulatory Fees be insufficient to cover the cost of regulating BOX Market.

2. Significant Accounting Policies

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

Cash

Cash and cash equivalents include amounts on deposit with banks. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

Accounts Receivable, net

Accounts receivable consist primarily of transaction fees receivable and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA") and Options Regulatory Fees.

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with the particular customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate.

Computer Equipment, Software and Leasehold Improvements

Assets consist of computer hardware, equipment, software and leasehold improvements.

The Company's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment, software and leasehold improvements. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, projected technology, process and software life cycles that could change due to technical innovations and competitor actions in response to relatively volatile trading industry cycles.

To the extent actual useful lives are more or less than previously estimated lives, the Company may decrease or increase its depreciation charge or will write off or write down technically obsolete or non-strategic assets.

The depreciation method and estimated lives for the following assets are as follows:

	Method	Period
Hardware and equipment	Straight Line	3 years
Trade related software	Straight Line	5 years

Leasehold improvements are amortized over the lesser of the estimated useful life or the minimum lease term using the straight-line method. Intangible assets are amortized over the useful life of the asset.

Computer hardware, equipment, software and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

Revenue Recognition:

The Company receives its revenues from Options Regulatory Fees ("ORF"), fines and disgorgements, and its administrative service agreements (ASAs).

To determine revenue recognition for arrangements within the scope of Accounting Standards Codification (ASC) 606 - Revenue from contracts with customers, the Company performs the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) performance obligations are satisfied.

ORF revenue is based on the number of customer contracts executed by participant firms. The performance obligation for ORF Revenue composes of monitoring services related to transactions executed. The performance obligation for ORF revenue is met over a period when the transactions are executed and revenue related to such services are recognized over time. The performance obligation for ASA Revenue composes of rendering operational support services such as Administrative, Human Resources, Billing and Information Technology. ASAs exist where the Company provides agreed-upon services for a contractually arraigned price. The performance

Notes to Financial Statements (in thousands of dollars)

obligations for ASA revenues are met over the monthly period in which the services are performed. In addition to this, the nature of the contracts allow for at-will termination. As such, the Company records revenues for transactions and services provided in a given month, with the known transactions and services provided at the end of the month. Therefore, revenues are recorded based on completed services. The company typically bills and collects in the first week of the subsequent month.

Fines and disgorgements are related to performance obligations that have already been fully recognized and they get recognized at the time the Letter of Consent is signed.

3. Computer Equipment, Software and Leasehold Improvements

Computer equipment, software and leasehold improvements at December 31, 2020 consisted of:

December 31, 2020	
Computer equipment	$ 3,203
Computer software	5,222
Leasehold improvements	779
Accumulated amortization and depreciation	(6,230)
	$ 2,974

For the year ended December 31, 2020, the Company capitalized software development, hardware and leasehold improvements costs of $1,515 ($212 acquired from BOX Tech). Included in those costs were costs of $41, which the Company acquired during 2020, but were unpaid as of December 31, 2020. The Company also paid $18 at the beginning of 2020 for computer software acquired at the end of 2019.

Amortization and depreciation expense related to computer equipment, software, and leasehold improvements amounted to $897 for the year ended December 31, 2020.

4. Intangible Assets

The Company purchased an intangible asset during 2016 with an assigned value of $1,400. The asset purchased is the participation fee required for all entering members to the Options Price Reporting Authority LLC (OPRA). The fair value assigned to the asset is the original cost noted above. The OPRA intangible asset was assigned an estimated useful life of 5 years, and it will be amortized during that period with a residual value of $0. The Company has performed a detailed analysis to determine the useful life and residual value of the purchased asset. During 2020, the Company analyzed the intangible asset for potential impairment. Through this analysis, the Company determined that there was no impairment on the intangible asset.

During 2020, the Company recognized amortization expense of $280 related to intangible assets.

Notes to Financial Statements (in thousands of dollars)

Estimated amortization expense for amortizable intangible assets is as follows:

Years ending December 31,	Amounts
2021	140
Total	$ 140

5. Employee Benefits

The Company instituted a Supplemental Benefit Plan (SBP) for key executives during 2016. The SBP is non-qualified and unfunded. The purpose of the SBP is to provide highly compensated employees with deferred compensation. The deferred compensation will be paid with a lump sum cash benefit upon the performance of services outlined in the SBP.

The SBP is funded primarily through life insurance policies owned by the Company, with a portion held in cash. The benefit liability is the vested portion of the cash surrender value (CSV) of the life insurances policies and cash held by the company at the time of financial reporting. The policies are capitalized as other current assets at their CSV. As of December 31, 2020, the deferred compensation liability was $2,900, and the expense associated with deferred compensation was $818.

The Company sponsors a defined contribution 401k plan which allows for a match of contributions to all eligible employees. In 2020, the Company recorded contributions to the plan of $258, which are presented in the 'Employee costs' line item of the Statement of Income and Expense.

6. Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. The Company makes periodic distributions to its members to fund the members' payment of taxes with respect to the Company's taxable income.

In accordance with Accounting Standards Codification ("ASC") Topic 740, a tax position is a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes estimated interest, penalties and income taxes related to uncertain tax positions in income tax expense. As of December 31, 2020, the Company determined that it had no material uncertain tax positions. As a result, the Company had no accrual or provision for uncertain tax positions as of December 31, 2020. The Company's income tax returns are generally open for examination by U.S. federal and state taxing authorities. The Company is not currently under examination by any U.S. federal or state income taxing authority. As of December 31, 2020, the tax years that remain subject to examination by major tax jurisdiction under the statute of limitations is 2017, 2018, 2019, and 2020. On December 22, 2017, H.R. 1, the Tax Act, was enacted by U.S. government. The Tax Act includes significant changes to the Internal Revenue Code of 1986 that changed the taxation of business entities. These changes did not result in a significant impact on the Company.

7. Revenues from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The following table presents the Company's total revenues separated for the Company's revenue from contracts with customers and the Company's other sources of revenue for the year ended December 31, 2020:

Revenue from contracts with customers:	
Option regulatory fees	$ 25,397
Administrative services	501
Fines and disgorgements	3
Total revenue from contracts with customers	25,901
Total revenue from other sources	0
Total revenue	25,901

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Notes to Financial Statements (in thousands of dollars)

The following table discloses the company's revenue from contracts with customers disaggregated by timing of transfer of services:

Revenue recognized over time:	
Option Regulatory Fees	25,397
Administrative Services	501
Fines and Disgorgements	3
Revenue recognized at a point in time	-
Total revenue from contracts with customers	25,901

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance
The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2020. During the year ended December 31, 2020, the Company recognized $0 of revenue related to performance obligations satisfied (or partially satisfied) in previous periods, mainly due to resolving uncertainties in consideration that was constrained in prior periods.

Contract Balances
The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment.

The Company had receivables related to revenues from contracts with customers of $2,656 as of December 31, 2020. The Company had no significant impairments related to these receivables during the year ended December 31, 2020. The Company had receivables related to revenues from contracts with customers of $1,361 as of December 31, 2019.

The Company had no deferred revenue at December 31, 2020 and December 31, 2019.

8. Commitments and Contracts

In October 2018, the Company entered into an operating lease for continued and additional space in the Boston office location to accommodate increased personnel and business functions. The lease applied to three different spaces in the Boston office location. With the lease commencing in 2019, the Company used accounting analysis and entries based on ASC 842 - Lease Accounting from commencement of the lease. With no lease having commenced prior to FY 2019, the Company has elected the practical expedient. The Company does not recognize right-of-use assets or lease liabilities for leases determined to have a term of 12 months or less.

The Company recognized $526 in rent expense in the rent of facilities line item shown in the statement of income and expense. As of December 31, 2020, there is $275 in the other assets balance related to the security deposit that was paid at the time the lease was signed. The rent expense, inclusive of the escalating rent payments, is recognized on a straight-line basis over the lease term.

Operating leases are amortized over the lease term and included in expenses in the statement of income and expenses. Variable lease costs are recognized in expenses in the statement of income and expense.

The following table summarizes supplemental information for the Company's operating lease:

Years ending December 31, 2020	Amounts
Weighted-average remaining lease term - (in years)	4.2
Weighted-average discount rate	6.8%
Cash paid for amounts included in the measurements of operating lease liabilities	$799

Aggregate future maturities of the operating lease liability for the Boston space as of December 31, 2020 are as follows:

Year ending December 31,	Amounts
2021	$ 1,128
2022	1,147
2023	1,166
2024	1,185
2025	199
Less effects of discounting	(737)
Total	$ 4,088

The following table summarizes the presentation of the Company's operating leases in its balance sheet (in thousands):

Leases	Classification	Amounts as of December 31, 2020
Assets		
Operating lease assets	Right of use asset	$ 3,854
Total lease assets		$ 3,854
Liabilities		
Current		
Operating	Operating lease liability	$ 757
Noncurrent		
Operating	Operating lease liability	3,331
Total lease liabilities		$ 4,088

Notes to Financial Statements (in thousands of dollars)

9. Related Party Contracts and Transactions

The Company has entered into several agreements with TMX, BOX Market, BOX Technology, and BOX Digital Markets to provide certain administrative, regulatory, consulting and technical and operational services for certain software and computer hardware equipment and maintain and support certain data transmissions and other services.

TMX

TMX, a member of the company, provides the Company with certain software and computer hardware equipment, maintenance of software, certain data transmission support and other services under the operational services agreement.

During the year the Company recognized professional fees to TMX of $214 under the technical and operational expense line item on the statement of income and expense. The Company finished transitioning the external IT support from TMX to BOX Technology during 2020, and there no fixed assets purchased from TMX during the year ended December 31, 2020. There was no outstanding payable balance with TMX as of December 31, 2020.

BOX Market

The Company has a Facility Services Agreement with BOX Market to provide it with an SRO structure and ongoing oversight of the market operations as well as regulatory functions. All transaction fees earned by BOX Market are billed and collected by the Company and subsequently remitted to BOX Market. Amounts payable to BOX Market as of December 31, 2020 of $9,746 are included in accounts payable and accrued expenses on the balance sheet.

The Company has an Administrative Services Agreement (ASA) with BOX Market where the Company provides certain support services such as accounting/finance, legal, human resources, communications and administrative support to BOX Market. During fiscal year 2020, BOX Market charged the Company $30 in interest expense related to the intercompany loan, while the Company charged $73 for the ASA services outlined above. BOX Market also sought reimbursement for $1,456 from the Company for transactions paid for by BOX Market on behalf of the Company. The Company charged BOX Market $589 during 2020 for charges paid by the Company on behalf of BOX Market. A receivable from BOX Market of $104 was recorded in accounts receivable, as of December 31, 2020.

BOX Digital

The Company has an Administrative Services Agreement (ASA) with BOX Digital for the Company to provide certain professional services and resources to support the operations of BOX Digital. In relation to the ASA agreement, the Company sought reimbursement for personnel wages in relation to work performed on behalf of BOX Digital. These ASA charges totaled $51. The Company also sought reimbursement for $51 from BOX Digital for transactions paid by the Company. As of December 31, 2020, $8 was recorded in Account receivable in relation to chargebacks to BOX Digital. BOX Digital sought reimbursement for workspace and personnel chargebacks from the Company in the amount of $37, of which $12 was recorded in Accounts payable as of December 31, 2020.

Notes to Financial Statements (in thousands of dollars)

BSTX

Boston Security Token Exchange (BSTX) is a joint venture between BOX Digital Markets and tZERO Group, Inc. to become the first regulated exchange for trading security tokens. The Company has an Administrative Services Agreement (ASA) with BSTX for the Company to provide certain professional services and resources to support the operations of BSTX. In relation to the ASA agreement, the Company sought reimbursement for personnel wages in relation to work performed on behalf of BSTX. For the year ended December 31, 2020, these ASA charges totaled $315.

The Company also sought reimbursement for $285 from BSTX for transactions paid by the Company. As of December 31, 2020, $43 was recorded in Account receivable in relation to ASA and reimbursement charges to BSTX. BSTX sought reimbursement for expenses paid in behalf of the Company in the amount of $39, of which $1 was recorded in Accounts payable as of December 31, 2020.

BOX Technology

In 2019, BOX Technology was organized with the intent to provide certain technology-related services around software, computer hardware equipment, certain data transmission support, and other services under the operational services agreement. BOX Technology charged the Company $1,418 for these various services during fiscal year 2020. Amounts owed to BOX Technology as of December 31, 2020 of $137 are reflected in accounts payable and accrued expense on the balance sheet.

The Company has an Administrative Services Agreement (ASA) with BOX Technology for the Company to provide certain professional services and resources to support the operations of BOX Technology. In relation to the ASA agreement, the Company charged BOX Tech $60 during 2020 for these services. The Company also sought reimbursement for charges it had on behalf of BOX Technology in the amount of $7 with $6 being owed to the Company as of December 31, 2020.

10. Members' Equity

As of December 31, 2020, the Company has two classes of LLC Membership Units outstanding. One class of units has voting rights and the other class of units has economic rights. The number of units issued for both voting and economic rights as of December 31, 2020 are 100,000, with 83,886 units of each type outstanding. There were no movements in units during the year.

11. Impact of COVID -19

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The Company experienced office closures in both Boston and Chicago, and company personnel were able to work remotely during these closures. Policies, procedures, and necessary safeguards were put in place to comply with recommended guidelines and to ensure the safety of employees. The volatility created by COVID-19 resulted in an increase in company's revenue during 2020. Given the continuing evolution of the COVID-19 outbreak and the global responses to curb its spread, the company is unable to estimate the effects of COVID-19 outbreak on the results of its operations, financial condition or liquidity for fiscal year 2021. The length and gravity of the impact, if any, of the pandemic on the Company's results of future operations, financial position, and liquidity in future reporting periods.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was signed into law in response to the COVID-19 pandemic. The CARES Act includes many measures to provide relief to companies. The Company continues to operate without federal or state aid.

12. Subsequent Events

The Company has evaluated subsequent events through May 12, 2021, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in the financial statements.

Amendment to:

Exhibit K

Request:
This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit K is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit K as set forth below.

Response:

MX US 2, Inc.

1. MX US 2, Inc.
2. LLC Member
3. May 10, 2012
4. 40% Equity interest; 20% Voting interest
5. This entity has "control" of the applicant as defined in the instructions to this Form.

IB Exchange Corporation

1. IB Exchange Corporation
2. LLC Member
3. May 10, 2012
4. 20% Equity interest; 20% Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

Citadel Securities Principal Investments LLC

1. Citadel Securities LLC
2. LLC Member
3. May 10, 2012
4. Less than 20% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

Citigroup Financial Products Inc.

1. Citigroup Financial Products
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

CSFB Next Fund Inc.

1. CSFB Next Fund Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

LabMorgan Corp.

1. LabMorgan Corp.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

UBS Americas Inc.

1. UBS Americas Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

BOX℠ OPTIONS

Amendment to:

Exhibit M

Request:
Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Exhibit M is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit M as set forth below.

Response:

A list of BOX Options Participants, including the requested information, is attached hereto as Exhibit M-1.

BOX OPTIONS

Exhibit M-1 – BOX Options Participants

BOX Exchange LLC Form 1 Amendment No. 42
Exhibit M-1 - List of BOX Options Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
ABN AMRO CLEARING CHICAGO LLC	05/07/12	175 W. Jackson Blvd., Suite 2050, Chicago, IL 60604	312-604-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
APEX CLEARING CORPORATION	06/06/12	One Dallas Center, 350 N. St. Paul, Suite 1300, Dallas, TX 75201	214-765-1055	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
AXOS CLEARING LLC (f/k/a COR CLEARING)	05/07/12	1299 Farnum Street, Suite 800, Omaha, NE 68102	402 384-6100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BARCLAYS CAPITAL INC.	05/07/12	745 7th Avenue, New York, NY 10019	212-526-7000	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Order Flow Provider	See Previous Column
BELVEDERE TRADING LLC	05/07/12	10 S. Riverside Plaza, Suite 2100, Chicago, IL 60606	312-893-3750	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BMO CAPITAL MARKETS CORP	05/09/12	3 Times Square, New York, NY 10036	212-885-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BNP PARIBAS SECURITIES CORP	05/07/12	787 Seventh Avenue, New York, NY 10019	212-841-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BOFA SECURITIES INC	09/06/18	One Bryant Park, New York, NY 10036	212-670-0454	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BOLT-X LLC (formerly Ronin Professional LLC)	05/07/12	190 South LaSalle Street, Ste. 1620, Chicago, IL 60603	312-724-7176	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CITADEL SECURITIES LLC	05/07/12	131 South Dearborn Street, 32nd Floor, Chicago, IL 60603	312-395-2100	Rule 2040(a) restricts participation on BOX.	Market Maker Electornic and Order Flow Provider, and Trading Floor Floor Broker	See Previous Column
CITIGROUP GLOBAL MARKETS INC	05/01/19	388 Greenwich Street, Tower Building, New York, NY 10013	716-730-8446	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CREDIT SUISSE SECURITIES (USA) LLC	05/07/12	11 Madison Avenue, New York, NY 10010	212-325-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CTC, LLC	05/11/21	425 S. Financial Place, 4th Floor, Chicago, IL 60605	312-863-8000	Rule 2040(a) restricts participation on BOX.	Trading Floor Market Maker only	See Previous Column

BOX Exchange LLC Form 1 Amendment No. 42
Exhibit M-1 - List of BOX Options Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
D & D SECURITIES INC.	06/01/20	703 N. Jerome Avenue, Margate City, NJ 08402	609-226-7672	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DASH FINANCIAL TECHNOLOGIES LLC	05/07/12	311 S. Wacker Drive, Ste. 1000, Chicago, IL 60606	312-986-2006	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DRW SECURITIES, LLC	06/06/18	540 West Madison Street, Suite 2500, Chicago, IL 60661	312-542-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GLOBAL EXECUTION BROKERS, LP	05/07/12	401 City Avenue, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GOLDMAN, SACHS & CO., LLC	05/07/12	200 West Street, New York, NY 10282	212-902-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GROUP ONE TRADING, L.P.	10/05/16	440 S. LaSalle Street, Suite 3400, Chicago, IL 60605	312-347-8864	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column
GTS SECURITIES LLC	02/11/20	545 Madison Avenue, New York, NY 10022	212-715-5901	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Order Flow Provider	See Previous Column
IMC FINANCIAL MARKETS, LLC	01/01/14	233 S. Wacker Drive, #4300, Chicago, IL 60606	312-244-3300	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Order Flow Provider	See Previous Column
INSTINET, LLC	05/07/12	Worldwide Plaza, 309 West 49th Street, New York, NY 10019	212-310-9500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
INTERACTIVE BROKERS LLC	05/07/12	One Pickwick Plaza, 2nd Floor, Greenwich, CT 06830	203-618-5710	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
J.P. MORGAN SECURITIES LLC	05/07/12	383 Madison Avenue, New York, NY 10179	212-272-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JANE STREET CAPITAL, LLC	10/04/16	250 Vesey Street, 5th Floor, New York, NY 10281	646-759-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JANE STREET OPTIONS, LLC	10/04/16	250 Vesey Street, 5th Floor, New York, NY 10281	646-759-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Exchange LLC Form 1 Amendment No. 42
Exhibit M-1 - List of BOX Options Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
JEFFERIES LLC	05/07/12	520 Madison Avenue, New York, NY 10022	212-284-2300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
LEK SECURITIES CORPORATION	05/07/12	1 Liberty Plaza, 165 Broadway, 52nd Floor, New York, NY 10006	212-509-2300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MATRIX EXECUTIONS LLC	05/07/12	135 S. LaSalle, Suite 3900, Chicago, IL 60603	312-334-8040	Rule 2040(a) restricts participation on BOX.	Order Flow Provider and Trading Floor - Floor Broker	See Previous Column
MERRILL LYNCH PROFESSIONAL CLEARING CORP	05/07/12	One Bryant Park, 6th Floor, NY1-100-06-01, New York, NY 10036	646-743-1295	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MORGAN STANLEY & CO. LLC	05/07/12	1585 Broadway, New York, NY 10036	212-761-4000	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Order Flow Provider	See Previous Column
NATIONAL FINANCIAL SERVICES LLC	05/07/12	200 Seaport Blvd., Boston, MA 02110	617-563-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NOMURA SECURITIES INTERNATIONAL, INC	05/07/12	Worldwide Plaza, 309 West 49th Street, New York, NY 10019	212-667-9000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PEAK6 CAPITAL MANAGEMENT LLC	05/07/12	141 W. Jackson Blvd., Suite 500, Chicago, IL 60604	312-444-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PERSHING LLC	05/07/12	1 Pershing Plaza, Jersey City, NJ 07399	201-413-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
RBC CAPITAL MARKETS, LLC	05/07/12	3 World Financial Center, 200 Vesey Street, New York, NY 10281	212-858-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SG AMERICAS SECURITIES, LLC	05/07/12	245 Park Avenue, New York, NY 10167	212-278-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SIMPLEX TRADING, LLC	08/05/16	230 S. LaSalle Street, Suite 4-100, Chicago, IL 60604	312-360-2440	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Order Flow Provider	See Previous Column
SUSQUEHANNA SECURITIES LLC	05/07/12	401 City Avenue, Suite 220, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Order Flow Provider, and Trading Floor Market	See Previous Column

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
TWO SIGMA SECURITIES LLC	08/02/17	101 Avenue of the Americas, 19th Floor, New York, NY 10013	212-625-5700	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Order Flow Provider	See Previous Column
UBS FINANCIAL SERVICES INC	05/09/12	1200 Harbor Blvd., Weehawken, NJ 07086	201-352-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
UBS SECURITIES LLC	05/07/12	1285 Avenue of the Americas, New York, NY 10019	203-719-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
VOLANT SECURITIES LLC (formerly Volant Execution LLC)	05/07/12	233 S. Wacker Drive, #4040, Chicago, IL 60606	646-804-7975	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
VOLANT LIQUIDITY LLC	05/07/12	250 Vesey Street, Suite 2601, New York, NY 10281	646-804-7900	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Order Flow Provider	See Previous Column
WALLEYE TRADING LLC	05/07/12	2800 Niagra Lane North, Plymouth, MN 55447	952 345-6611	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WEDBUSH SECURITIES INC.	05/07/12	1000 Wilshire Blvd, Suite 900, Attn: Business Conduct, Los Angeles, CA 90017	213-688-8090	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WELLS FARGO SECURITIES, LLC	05/07/12	550 S. Tryon Street, 6th Floor, D1086-060, Charlotte, NC 28202	704-410-1913	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WOLVERINE EXECUTION SERVICES, LLC	05/07/12	175 W. Jackson Blvd., Suite 200, Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider and Trading Floor - Floor Broker	See Previous Column
WOLVERINE TRADING, LLC	05/07/12	175 W. Jackson Blvd., Suite 200, Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column
XR SECURITIES LLC	06/17/21	550 W. Jackson Blvd., Suite 1000, Chicago, IL 60661	312-244-4500	Rule 2040(a) restricts participation on BOX.	Order Floor Provider	See Previous Column

BOX OPTIONS

Amendment to:

Exhibit N

Request:
Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Exhibit N is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit N as set forth below.

Response:

The Exchange trades only equity and index options which are listed on other exchanges and cleared by the Options Clearing Corporation ("OCC'). For a description of the criteria used to determine what securities may be traded on the Exchange, please refer to Exchange Rules 5020 - 5030, 6020, and 6090.

As of June 30, 2021, BOX Exchange LLC lists a total of 3,122 classes. The total number of classes listed for trading and a downloadable list of Current BOX Options Classes Listing are continuously available on the Exchange's website at the following address: https://boxoptions.com/resources/options-classes-listed/. The Exchange certifies that the information available at the above location is accurate as of its date.